UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For 16 February 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X           Form 40-F _____

Exhibit Index

99.1 NatWest Group plc 2023 Annual Report and Accounts

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date: 16 February 2024	By:	/s/ Dearbhla Kelly
		Name:	Dearbhla Kelly
		Title:	Assistant Secretary